Corgi ETF Trust I
c/o Corgi Strategies, LLC
425 Bush St, Suite 500
San Francisco, CA 94104
(855) 552-6744

March 20, 2026

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Corgi ETF Trust I (the "Trust")
YC Alumni ETF and YC Alumni 2x Daily ETF (the "Funds")
Registration Statement on Form N-1A
File Nos. 333-289838; 811-24117
Request for Withdrawal of Post-Effective Amendment No. 1

Dear Sir or Madam:

Corgi ETF Trust I (the "Trust") and its investment adviser, Corgi Strategies, LLC (the "Adviser"), respectfully submit this correspondence to request, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, the withdrawal of Post-Effective Amendment No. 1 to the Trust's Registration Statement on Form N-1A (Accession No. 0001829126-26-000365) (the "Amendment"), which was filed with the U.S. Securities and Exchange Commission on January 16, 2026 with respect to the YC Alumni ETF and the YC Alumni 2x Daily ETF (each, a "Fund" and, collectively, the "Funds").

The Trust has determined, for business reasons, not to proceed with the proposed public offering of the Funds at this time. Accordingly, the Trust respectfully requests that the Commission consent to the withdrawal of the Amendment effective as of the date hereof or at the earliest practicable date hereafter.

No shares of either Fund have been offered or sold in reliance on the Amendment, and the Amendment has not become effective. The Trust confirms that the Amendment will not be used in connection with any public offering of shares of the Funds. For the avoidance of doubt, this request for withdrawal relates solely to the Amendment identified above and does not apply to, and should not be construed to affect, any subsequent post-effective amendment or other filing that the Trust may make with respect to the Funds or any other series.

The Trust believes that withdrawal of the Amendment is consistent with the public interest and the protection of investors. The Trust and the Adviser appreciate the Staff's time and assistance. Please contact the undersigned with any questions regarding this request.

Sincerely,

Corgi ETF Trust I

By: /s/ Emily Z. Yuan

President and Principal Executive Officer